SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 44)*

MobileSmith, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

83171V100
(CUSIP Number)

Avy Lugassy 126 Chemin Des Hauts Crets, 1253 Vandoeuvres, Geneva Switzerland +4179 6268454
(Name, address and telephone number of person authorized to receive notices and communications)

December 18, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 83171V100	SCHEDULE 13D/A	Page 2 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 44 (this “Amendment”) amends and restates the Report on Schedule 13D, originally filed on April 4, 2008, as last amended on November 13, 2013 (the “Schedule 13D”), in order to reflect a change in the facts previously provided in the Schedule 13D Atlas Capital, S.A. (“Atlas”)’s entrance into an Agreement, Acknowledgment and Partial Release (the “Agreement”), dated as of December 18, 2013, with MobileSmith, Inc. (the “Issuer”) and Mary J. Beauregard, as Lead Plaintiff in the securities action involving the Issuer captioned Mary Jane Beauregard vs. Smart Online, Inc., et al., filed in the United States District court for the Middle District of North Carolina (the “Class Action”).  The Agreement acknowledges that the rights and obligations of Atlas under the Agreement have been assumed by Grasford Investments, Ltd. (“Grasford”), Atlas’s successor in interest.

1	NAME OF REPORTING PERSONS Avy Lugassy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	7	SOLE VOTING POWER 33,520,058 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 33,520,058 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75.25%(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.25%
14	TYPE OF REPORTING PERSON IN

(1) See Item 5 for a detailed explanation of the Reporting Person’s beneficial ownership of Common Stock.

CUSIP No. 83171V100	SCHEDULE 13D/A	Page 3 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D/A relates to common stock, par value $0.001 (the “Common Stock”) of the Issuer.  The principal executive offices of the Issuer are located at 5400 Trinity Road, Suite 208, Raleigh, North Carolina, 27607.

Item 2. Identity and Background.

(a)           Name:

This Schedule 13D/A is being filed by Avy Lugassy.

(b)           Residence or Business Address:

126 Chemin Des Hauts Crets, 1253, Vandoeuvres, Geneva, Switzerland.

(c)           Present Principal Occupation or Employment:

Mr. Lugassy is currently a principal of Grasford. Grasford has a principal business address at Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(d)           Criminal Convictions:

During the last five years, Mr. Lugassy has not been convicted in a criminal proceeding.

(e)           Civil Proceedings:

During the last five years, Mr. Lugassy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

Mr. Lugassy is a citizen of Switzerland.

CUSIP No. 83171V100	SCHEDULE 13D/A	Page 4 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.

As a member of management of Atlas, Mr. Lugassy beneficially held, in the aggregate, 7,330,269 shares of Common Stock, either from the Issuer or from other shareholders of the Issuer, which had been previously reported by Atlas.  Atlas paid an aggregate of $19,728,550 for these shares from corporate funds, including 56,206 shares acquired from Dennis Michael Nouri (the former President and Chief Executive Officer of the Issuer) pursuant to a note cancellation agreement.  In exchange for the shares acquired from Mr. Nouri, Atlas cancelled a note under which Mr. Nouri owed the Reporting Person principal and interest totaling $85,117.

On February 7, 2013, Mr. Lugassy transferred all 7,330,269 shares of Common Stock of the Issuer from Atlas to Grasford, which is also owned and controlled by Mr. Lugassy. Accordingly, as of February 7, 2012, Atlas no longer reported beneficial ownership of the Common Stock of the Issuer.

Also, as a member of management of Atlas, Mr. Lugassy beneficially held, in the aggregate $13.826 million in aggregate principal amount of Notes that had been previously reported as being held by Atlas.  Effective as of November 1, 2013, Mr. Lugassy transferred all $13.826 million in aggregate principal amount of such Notes from Atlas to Grasford. Accordingly, as of November 1, 2013, Atlas no longer had beneficial ownership of the Common Stock into which the Notes were convertible.

On June 26, 2013, the Issuer amended the terms of that certain Convertible Secured Subordinated Note Purchase Agreement, as amended (the “Amended and Restated Note Purchase Agreement”), so that, prior to the maturity date, each of the holders of Notes, including the Reporting Person, had the option to convert all or a portion of the principal amount of the Notes outstanding into Common Stock immediately upon the noteholder’s request.  This Schedule 13D/A reflects the Reporting Person’s beneficial ownership of the Notes held by the Reporting Person since they are currently convertible.

On December 18, 2013, the Company, Lead Plaintiff and Atlas entered into the Agreement pursuant to which Atlas agreed to purchase 1,500,000 shares of Common Stock (the “Settlement Shares”) for $0.50 per share and to waive and relinquish any claim to any share of the future proceeds of the Settlement Fund.  Atlas  agreed to pay $188,981 to the Class Action’s settlement fund, which was the cost of the 1,500,000 Settlement Shares, less Atlas’s 53.7% interest in the settlement fund. The Agreement acknowledges that the rights and obligations of Atlas under the Agreement have been assumed by Grasford, Atlas’s successor in interest.

Item 4. Purpose of Transaction.

The information included in Item 3 above is hereby incorporated herein by reference.

Except as may be set forth herein, Mr. Lugassy has no plans or proposals which would relate to or result in any of the matters set forth below:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition ofsecurities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization, or liquidation,involving the Issuer or any of it subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)   any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer's Board of Directors or to  fill any existing vacancies thereon;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer's business or corporate structure;

(g)           changes in the Issuer's charter, bylaws, or instruments corresponding thereto or otheractions which may impede the acquisition of control of the Issuer by any person;

(h)           causing a class of securities of the Issuer to be delisted from a national securitiesexchange or to cease to be authorized to be quoted in an inter-dealer quotation system ofa registered national securities association;

CUSIP No. 83171V100	SCHEDULE 13D/A	Page 5 of 8 Pages

(i)           a class of equity securities of the Issuer becoming eligible for termination of registrationpursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)           Aggregate Beneficial Ownership:

As of December 20, 2013, Mr. Lugassy beneficially owned 33,520,058 shares of Common Stock, including the 24,689,789 shares of Common Stock issuable upon conversion by Grasford of its Notes, which represent approximately 75.25% of the total issued and outstanding shares of Common Stock.

(b)           Power to Vote and Dispose of the Issuer Shares:

Mr. Lugassy has sole voting and dispositive power with respect to the 33,520,058 shares of Common Stock, including the 24,689,789 shares of Common Stock issuable upon conversion by Grasford of its Notes, reported on this Schedule 13D/A.

(c)           Transactions Effected During the Past 60 Days:

Mr. Lugassy has not effected any transactions in the Common Stock of the Issuer during the past 60 days, except as set forth in Item 3.

(d)           Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)           Date Ceased to Be the Beneficial Owner of More Than Five Percent:

Not applicable.

CUSIP No. 83171V100	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

The information included in Item 3 above is hereby incorporated herein by reference.

As of December 20, 2013, the Issuer had sold $26.165 million aggregate principal amount of Notes.  Of such amount, the Issuer has sold $13.826 million in aggregate principal amount of Notes to Atlas (now transferred to Grasford), on the following dates and in the following amounts:

Date	Amount

November 14, 2007	$1,901,282
August 12, 2008	1,250,000
January 6, 2009	500,000
February 24, 2009	500,000
April 3, 2009	500,000
June 2, 2009	500,000
July 16, 2009	250,000
August 26, 2009	250,000
September 8, 2009	250,000
October 2, 2009	250,000
November 6, 2009	500,000
December 23, 2009	750,000
February 11, 2010	500,000
April 1, 2010	350,000
June 2, 2010	600,000
July 1, 2010	250,000
August 13, 2010	100,000
August 30, 2010	200,000
September 14, 2010	300,000
September 30, 2010	300,000
November 9, 2010	300,000
February 7, 2011	250,000
March 4, 2011	325,000
April 6, 2011	400,000
September 6, 2011	500,000
October 11, 2011	300,000
November 7, 2011	300,000
January 5, 2012	350,000
February 10, 2012	350,000
April 2, 2012	350,000
May 25, 2012	200,000
October 15, 2012	200,000

TOTAL (as of December 20, 2013):	$13,826,282

The Issuer is obligated to pay interest on the Notes at an annualized rate of 8% payable in quarterly installments commencing three months after the purchase date of the Notes.  The Issuer does not have the ability to prepay the Notes without the approval of Noteholders holding at least a majority of the principal amount of the Notes then outstanding.

CUSIP No. 83171V100	SCHEDULE 13D/A	Page 7 of 8 Pages

At any time on or prior to the maturity date, each noteholder will have the option to convert all or a portion of the entire principal amount of the Notes outstanding into Common Stock immediately upon the noteholder’s request, on a pro rata basis subject to the number of shares of Common Stock the Issuer has authorized.  If the Issuer has an insufficient number of authorized shares of Common Stock in connection with a particular conversion, the Noteholders may request, in writing, that the Issuer call a special meeting of the stockholders of the Issuer specifically for the purpose of increasing the number of authorized shares of Common Stock to cover the remaining portion of the Notes outstanding, as well as for certain other issuances, within 90 calendar days after the Issuer’s receipt of the Noteholders’ written request. Notwithstanding the above, the Issuer has reported that it plans to seek stockholder approval of an increase in the number of authorized shares of Common Stock so as to allow for the full conversion of outstanding Notes by June 30, 2014 or the date of any special meeting of the Issuer’s stock holders, whichever is earlier.

If a noteholder elects to convert its Notes under these circumstances, the conversion price will be the lowest “applicable conversion price” determined for each Note.  The “applicable conversion price” for each Note shall be shall be the greater of: (i) $0.50 or (ii) 80% of the lowest closing price of the Common Stock on the Over-The-Counter Bulletin Board, the Nasdaq Stock Market or the principal exchange on which the Common Stock is then listed in the twelve-month period immediately preceding the date such Note is converted (in each case, as adjusted for stock splits, dividends or combinations, recapitalizations or similar events).

Payment of the Notes will be automatically accelerated if the Issuer enters voluntary or involuntary bankruptcy or insolvency proceedings.

The Notes and Common Stock into which they may be converted have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state, local, or foreign securities laws.  As a result, offers and sales of the Notes were made pursuant to Regulation D under the Securities Act and only to accredited investors.

In addition, if the Issuer proposes to file a registration statement to register any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain limitations, the Issuer must give each noteholder who has converted its Notes into Common Stock the opportunity to include such shares of converted Common Stock in the registration.  The Issuer has agreed to bear the expenses for any of these registrations, exclusive of any stock transfer taxes, underwriting discounts, and commissions.

The Convertible Secured Subordinated Note Purchase Agreement, the Form of Convertible Secured Subordinated Promissory Note, the Registration Rights Agreement, and the Security Agreement are attached to the Quarterly Report of the Issuer on Form 10-Q filed on November 14, 2007, as, respectively, Exhibits 4.1, 4.2, 10.6 and 10.7 thereto, and are incorporated herein by reference.  The First Amendment to Convertible Secured Subordinated Note Purchase Agreement is attached to the Quarterly Report of the Issuer on Form 10-Q filed on November 12, 2008 as Exhibit 4.1 thereto, and is incorporated herein by reference.  The Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement, the Third Amendment to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement and Amendment to Convertible Secured Subordinated Promissory Notes, and the Form of Convertible Secured Subordinated Promissory Note to be issued post January 2009 are attached to the Annual Report of the Issuer on Form 10-K filed on March 30, 2009, as, respectively, Exhibits 4.5, 4.6 and 4.7 thereto, and are incorporated herein by reference.  The Fourth Amendment to Convertible Secured Subordinated Note Purchase Agreement, Second Amendment to Convertible Secured Subordinated Promissory Notes and Third Amendment to Registration Rights Agreement, together with the Form of Convertible Secured Subordinated Promissory Note to be issued post March 5, 2010 is attached to the Form 8-K filed on March 8, 2010 as Exhibit 99.1 thereto, and is incorporated herein by reference. The Fifth Amendment to Convertible Secured Subordinated Note Purchase Agreement, Third Amendment to Convertible Secured Subordinated Promissory Notes and Fourth Amendment to Registration Rights Agreement, together with the Form of Convertible Secured Subordinated Promissory Note to be issued post June 13, 2012 is attached to the Form 8-K filed on June 19, 2012 as Exhibit 99.1 thereto, and is incorporated herein by reference. The Sixth Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Fifth Amendment and Agreement to Join as a Party to Registration Rights Agreement, together with the Form of Convertible Secured Subordinated Promissory Note to be issued post June 26, 2013 is attached to the Form 8-K filed on July 2, 2013 as Exhibit 10.1 thereto, and is incorporated herein by reference.

Other than the information described above, Mr. Lugassy has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2013

/s/ Avy Lugassy
Avy Lugassy